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Filed by Pharmacopeia, Inc. This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934, as amended.
Subject Company: Pharmacopeia, Inc.
Registration No.: 333-70740

[PHARMACOPEIA, INC. LOGO]
 FOR IMMEDIATE RELEASE

PHARMACOPEIA SETS JANUARY 18, 2002 FOR SPECIAL STOCKHOLDERS' MEETING
TO APPROVE MERGER WITH EOS BIOTECHNOLOGY

    Princeton, New Jersey, December 21, 2001—Pharmacopeia, Inc. (Nasdaq: PCOP) announced today that it has set January 18, 2002 as the date for the special stockholders' meeting at which stockholders will be asked to approve the proposed merger of Pharmacopeia and Eos Biotechnology, Inc. Pharmacopeia stockholders of record as of December 7, 2001, the record date for the meeting, will be entitled to vote at the special meeting. A proxy statement/prospectus describing the proposed transaction, and the compelling reasons therefor, has been mailed to Pharmacopeia stockholders.

    The merger represents the most significant step in Pharmacopeia's fundamental transformation into a fully integrated drug discovery and development company, uniting Pharmacopeia's small molecule, medicinal chemistry and high-throughput screening expertise with Eos' genomics-based drug target identification and validation skills and therapeutic antibody development capabilities. The combined company will employ its genomics, biology and chemistry technology, scientific and management resources, strategic relationships and financial strength to pursue the discovery of novel proprietary disease targets and the development of therapeutics. In addition, the combined company expects to offer complete human and mouse gene expression databases and bioinformatics software solutions through Accelrys Inc., Pharmacopeia's software subsidiary.

    "We look forward to completing our merger and realizing the benefits of this combination," said Joseph A. Mollica, Ph.D., Chairman, President and CEO. "We've been working closely with the Eos team to begin to build an integrated platform intended to identify and validate disease targets, to discover small molecule and antibody treatments and to clinically develop these therapeutics. As a result of these joint efforts, Pharmacopeia has already commenced the screening of its world-class collection of small molecule compounds against an important Eos target for the purpose of identifying drug candidates in the field of cancer. This, and the Accelrys gene expression database offering, represent just two examples of the many significant opportunities available to the combined company post merger."

    Dr. Mollica continued, "Because of the work we have done with Eos, our Board and our management team believe now more than ever that this merger represents the best alternative to secure our long-term future. We strongly believe that by obtaining our own proprietary source of drug targets from Eos we can best leverage the value of our compound collection. We continue to believe that the pending merger will best maximize long-term shareholder value. Accordingly, we continue to urge all of our shareholders to vote for this merger."

    PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS, AS IT CONTAINS IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Mackenzie Partners at 156 Fifth Avenue, PH, New York, NY 10010, or (212) 929-5766 or to Pharmacopeia Investor Relations at P.O. Box 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

    Pharmacopeia (www.pharmacopeia.com) provides enabling science and technology that accelerates and improves the drug discovery and chemical development processes. Pharmacopeia's Drug Discovery segment integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds. Pharmacopeia's software subsidiary, Accelrys, develops and commercializes molecular modeling and simulation software for the life sciences and materials research, cheminformatics and decision support systems, and bioinformatics tools including gene sequence analysis. The business also provides consulting services to its customers in drug discovery and chemical development. Pharmacopeia employs approximately 800 people, generated 2000 revenues of approximately $119 million, and is headquartered in Princeton, NJ.

    When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Contacts:
Sue Rodney
Pharmacopeia, Inc.
Manager, Investor Relations
(609) 452-3600
 srodney@pharmacop.com

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PHARMACOPEIA SETS JANUARY 18, 2002 FOR SPECIAL STOCKHOLDERS' MEETING TO APPROVE MERGER WITH EOS BIOTECHNOLOGY